MANAGEMENT’S DISCUSSION & ANALYSIS – 2011 FIRST QUARTER

This MD&A has been prepared by management and reviewed and approved by the Audit Committee.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed consolidated interim financial statements of the Company and notes thereto for the quarter ended March 31, 2011 and with the audited consolidated financial statements of the Company and notes thereto for the year ended December 31, 2010.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the quarter and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in United States dollars.

Contents

Business of the Company	2
First quarter highlights	2
Key financial and operating information	2
Selected quarterly financial information	5
Valuation and settlement of sale of Bisha interest to Eritrea Government	7
Liquidity and capital resources	7
Contractual obligations	7
Outstanding share data	8
Non-GAAP measure	8
Use of financial instruments	8
Critical accounting estimates	9
Changes in internal control over financial reporting	10
Adoption of new accounting standards	10
Risk factors	11

Business of the Company

The principal business of Nevsun Resources Ltd. (Nevsun or the Company) is the operation of the Bisha Mine in Eritrea, located in northeast Africa.  The Company is involved in all aspects of Bisha operations, including exploration, development, extraction, processing and reclamation.

Nevsun is listed for trading on both the TSX and NYSE Amex LLC stock exchanges under the symbol NSU.

First quarter highlights

•

The Bisha mine and processing plant achieved commercial production at the end of February 2011 and in its first operating period produced over 1,000 ounces per day.

•

Average realized price per ounce sold was $1,405.

•

After tax income was $21.9 million, representing $0.06 per share for five weeks’ operations.

•

Cash increased $53.5 million over the quarter.

•

Bisha development was achieved on schedule and under budget.

•

Reserves were increased by 40%.

•

Harena: drill results on a third VMS near surface discovery on Bisha licenses were released (see pgs 3 - 4).

Key financial and operating information
Financial results (one month operating period):
In US $000’s (except per share data)	Q1 2011
Revenues Operating income	$53,532 39,604
Net after tax income	21,893
Owners’ earnings per share	0.06
Total assets	$392,717

As the Bisha Mine achieved commercial production in Q1 2011, this is the Company’s first period of recording revenues and expenses related to gold sales and production.  The operating income contains only operations from February 22, 2011 to March 31, 2011 as the Mine went into commercial production on February 22, 2011.

Gold production and sales statistics:
	Pre-Production Period(1)		Operating period
	Jan 2011	Feb. 1, - Feb. 21, 2011	Feb. 22 - Mar 31, 2011	Total Q1 2011
Tonnes milled	126,000	120,000	215,000	461,000
Recovery, % of gold	86%	88%	89%	88%
Gold in doré, ounces produced	16,000	19,000	40,000	76,000
Gold ounces sold	-	35,000	37,500	72,500
Gold price realized per ounce	n/a(2)	$1,390	$1,430	$1,405
Cash cost per ounce sold(3)	n/a	n/a	$ 299	$ 299
(1) For accounting purposes, sales from ounces produced prior to February 22, 2011 are considered pre-production and capitalized to property, plant and equipment
(2) No gold sales in January
(3) Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see pg 6 for more information

Mining statistics:
Q1 2011
Ore mined, tonnes	475,000
Total material mined, tonnes	2,784,000
Strip ratio	4.9
Gold grade mined, grams per tonne	5.6
Mining activity was in line with expectations.

Highlights of the Bisha Mine:

The Bisha Mine is a high-grade gold, copper and zinc deposit that has a strong economic return over a thirteen year mine life.  The top layer of the deposit is high-grade gold oxide material lying at surface that allows an early payback of capital.  Production is anticipated to yield 1.14M oz gold, 821M lb copper, 1.4B lb zinc and 11.7M oz silver. Gold will be produced at an operating cost of less than half of industry average. Copper operating costs are expected to range from $0.54-$0.67/lb and zinc operating costs are expected at approximately $0.50/lb.  The Mine has the full support of the Eritrean Government, whose senior representatives assist Nevsun in expediting the Bisha Mine.  The projected production schedule and cash flows can be found in the Company’s annual 2010 MD&A.

Exploration and development:

During the quarter the Company announced a 40% increase in Bisha reserves (see March 28, 2011 news release), thereby extending mine life from 10 to 13 years. In an effort to further expand reserves and mine life, the Company has a number of exploration and development programs for 2011.

Harena

Harena lies 9.5 km southwest of the Bisha Main deposit on an exploration license contiguous to the Bisha Mining license.  The Company recently released (see March 2, 2011 news release) results from the Harena drill program conducted in the fall of 2010 and is currently examining whether Harena can be added as additional feed for the Bisha plant.  A resource estimation has been initiated on the Harena deposit with results expected in Q2 and, if results warrant it, the Company plans to complete a reserve estimate, mine plan and mining license application to process the Harena material at its Bisha processing plant.

Bisha

The Company has completed 5,400 meters of diamond drilling on the Hanging wall copper zone, immediately west of the Bisha Main deposit designed to test the extent of mineralization in the Hanging wall copper zone.  Results from this program are expected over Q2 and Q3 with a reserve restatement in Q4.

The Company also commenced a 14,000 meter diamond drill program on the Bisha main deposit. The objective of this program is to infill drill the portion of the Bisha deposit currently classified as an inferred resource in order to improve confidence levels of the geology and mineralization with the goal of upgrading the resources to the indicated category.  Results of this drill program are expected over Q2 and Q3 2011 with a second reserve re-statement expected in Q4 2011.

Selected quarterly financial information
Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below and includes both owners and non-controlling interest:
In US $000’s (except per share data)	2011 1st	2010 4th	2010 3rd	2010 2nd
Revenue	$53,532	$-	$-	$-
Income (loss) for the period	21,893	(1,814)	(1,300)	(2,434)
Owners’ earnings (loss) per share(1)	0.06	(0.01)	(0.01)	(0.01)

	2010 1st	2009 4th	2009 3rd	2009 2nd
Revenue	$-	$-	$-	$-
Loss for the period	(11,502)	(1,714)	(1,012)	(180)
Owners’ loss per share (1)	(0.04)	(0.01)	(0.01)	0.00
(1)Loss per share information in the table is presented as basic and diluted.

The following variances result when comparing operations for the three month period ended March 31, 2011 with the same period of the prior year:

1.

Revenues: The Company recorded revenues of $53,532 in Q1 2011 which represented gold sales for the period February 22, 2011 to March 31, 2011 only as sales in the pre-production period were capitalized to property, plant and equipment.  There were no revenues in Q1 2010.

2.

Operating expenses: The Company recorded operating expenses of $8,625 in Q1 2011 which represented costs for the period February 22, 2011 to March 31, 2011 only as operating costs in the pre-production period were capitalized to property, plant and equipment.

3.

Royalties:  In Q1 2011 royalty expenses of $2,708 were recorded on gold and silver sales for the period February 22, 2011 to March 31, 2011 only as royalty costs for the pre-production period were capitalized to property, plant and equipment.

4.

Depreciation and depletion:  In Q1 2011 depreciation and depletion of $2,595 was recorded for the period February 22, 2011 to March 31, 2011 only as depreciation for the pre-production period was capitalized to property, plant and equipment and depletion was recorded upon the commencement of commercial production.

5. Administrative: Administrative costs in Q1 2011 were $3,614, up from $1,683 in Q1 2010. The increase is primarily a result of an increase in non-cash share-based payment expense of $1,817.

6.

Finance income:  Finance income in Q1 2011 was $11, down from $931 in Q1 2010.  In Q1 2010 the Company realized a gain on sale of available-for-sale investments of $716 as well as royalties of $194.  There were no similar transactions in Q1 2011.

7.

Finance costs:  Finance costs in Q1 2011 were $433 which relate to the advances and loan from non-controlling interest in March 2011.  Prior to commercial production these interest costs were capitalized to property, plant and equipment.  Finance costs in Q1 2010 of $10,750 related to the write-off of expenditures to secure debt facilities that expired unutilized.

Valuation and settlement of sale of Bisha interest to Eritrea Government

In October 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha Mine.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).  The purchase price to be paid by the State will be determined by an independent valuator and will be based on the net present value of 30% of the Mine, using feasibility study reserves.  Nevsun and ENAMCO have agreed to have the price finalized by June 30, 2011. Details of the method of determination and settlement are included in note 10 to the condensed consolidated interim financial statements.

Liquidity and capital resources

The Company’s cash at March 31, 2011 was $103.6 million (December 31, 2010 – $50.1 million). The Company is confident this cash, along with ongoing cash flows, will be sufficient to meet its near term operating and development cash requirements.

The Company generated $27.0 million in cash flows from operating activities (Q1 2010 – used $4.1 million) as well as $30.0 million from investing activities (Q1 2010 – used $23.0 million).

Contractual obligations
As of March 31, 2011 the Company had the following contractual obligations:
In US $000’s	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments and contractual obligations	$2,824	$2,824	$-	$-	$-
Minimum operating lease payments	6,839	3,889	2,950	-	-
Advances from non-controlling interest(1)	80,074	80,074	-	-	-
Loan from non-controlling interest(2)	16,667	16,667	-	-	-
Provision for closure and reclamation	12,774	-	-	320	12,454
Total Contractual Obligations	$119,178	$103,454	$2,950	$320	$12,454

(1)Advances from non-controlling interest have no specified repayment terms, however based on recent commodity prices management expect it will be repaid within the first year of operations.

(2) See notes 10(a) and 10(b) to the condensed consolidated interim financial statements for further details on the loan from non-controlling interest.

The Company has arranged an environmental bond to cover remediation liabilities for the Mine in the amount of $2 million at a cost of 1% per annum.

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk.  There are no off-balance sheet arrangements, except for the purchase price adjustment on the disposition of the 30% contributing interest in Bisha, acquired by ENAMCO.  Refer to note 10(a) of the March 31, 2011 condensed consolidated interim financial statements for a description of the purchase price adjustment with ENAMCO.

Outstanding share data
As of the date of this MD&A the Company had 197,228,322 shares issued and outstanding.

Non-GAAP measure

Cash cost per ounce sold is a non-GAAP financial measure and includes all costs absorbed into inventory, as well as royalties and by-product credits, but excludes depreciation and depletion and share-based payments. It is  intended to provide additional information and does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate cash cost per ounce differently.

We have defined cash cost per ounce sold below and reconciled them with the GAAP measures we report:

Cash cost per ounce sold:
Q1 2011
Gold ounces sold (February 22, 2011 to March 31, 2011)	37,500
Operating costs (USD 000’s)	$13,928
Less non-cash items:
Depreciation and depletion	(2,595)
Share based payments	(127)
Cash operating costs	11,206
Cash cost per ounce sold	$299

Use of financial instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents.  To minimize risk, the Company’s funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company.  Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income.  Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments.  The United States dollar is the predominant currency within the industry.  The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.

Critical accounting estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of the provision for reclamation and closure, review of indicators of impairment, the determination of impairment charges for long-lived assets and the available-for-sale investment, determination of mineral reserves, valuation of share-based payments, and deferred income tax asset valuation reserves, among others.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  Actual results could differ from those estimates.

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options.  The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on the share-based payments expense and, hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, described under Risk Factors in the Company’s annual 2010 MD&A.  Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations.  The Company has relied on reserve reports by independent engineers on the Bisha property in Eritrea.  All of these assumptions are potentially subject to change, out of the Company’s control and such changes are not determinable.  Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its property after the minerals have been mined from the site.  As a result, the Company has recorded a liability for the best estimate of the reclamation and closure costs it expects to incur.  The Company has estimated applicable inflation and discount rates as well as expected reclamation and closure time frames.  To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded and depreciation.

Changes in internal control over financial reporting

During the quarter ended March 31, 2011, a new accounting and financial reporting system was implemented at Bisha Mining Share Company (BMSC), in which the Company has a 60% interest. In connection with this system implementation, the Company updated its internal controls over financial reporting, as necessary, to accommodate modifications to its business and financial reporting procedures. As at December 31, 2010, BMSC’s financial statements constituted approximately 85% of the Company’s total assets.

Other than the system implementation at BMSC, no other changes in internal controls over financial reporting occurred during the quarter ended March 31, 2011 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Adoption of new accounting standards
See note 2 to the condensed consolidated interim financial statements for new accounting standards adopted by the Company for the quarter ended March 31, 2011.

11 Risk factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry.  Please refer to the Company’s 2010 Annual MD&A for some of the risk factors the Company faces.  Those risks are not the only ones facing the Company.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.  The Company’s business, financial condition and operating results could be adversely affected by the risk factors outlined in the Company’s 2010 Annual MD&A.

Nevsun management takes many steps to mitigate risks in operating in the mining industry generally, as well as when operating in Eritrea in particular.

1.

Management – a key factor in mitigating risks relates to the people we have responsible for managing the Company and its operations.  With a single operating mine, senior management of Nevsun, as well as senior management of its subsidiary, Bisha Mining Share Company, are focused in maximizing operating results, which in turn means they are also focused on mitigating all risks that may interrupt operations in the short or long term, as well as concerned about any negative fiscal impacts.  The range of management review includes attention to detail on safety, social and environmental risks, staffing and training of employees and contractors, foresight in dealing with day to day logistics as well as longer-term capital expansion requirements and protecting and managing several direct fiscal inputs.  The management team is experienced in their fields and works to ensure continuity of functions by having backup personnel in all key positions.  Throughout the early years of mine life the team is working to train a local work force that is new to the industry, with the objective of handing over many senior operating positions within the first five years of operations.

2.

Safety – safety has been a fundamental building block since the start of the first phase of construction. Bisha Mine had an exemplary safety record during construction, which forms the basis of right attitudes and procedures for the operating phase.  During construction and operations until the last month reported to April 30, 2011, and after spending in excess of 7 million man-hours, Bisha had only 6 lost-time accidents, none of them resulting in a serious long-lasting injury.  Safety remains a top priority every working day.

3.

Social and environment – the Company adopted the IFC Social and Environmental Performance Standards of April 2006 and developed its management plans accordingly.  The plans have been subject to review by both country hosts as well as part of an extensive due diligence by international bankers who at one time were considered for funding.  The social and environmental plans have been implemented and have subsequently been audited by an independent third party.  Employee training and engagement with local authorities, as well as significant employment from in-country sources are key elements of the Company’s social and environmental management.  Department heads for both Human Resources and Environment are experienced professionals with a good understanding of local requirements as well as IFC Performance Standards.  The Company continues to place significant emphasis on all social and environmental impacts of its operations.

4.

Supply and logistics – the consistent reliable supply of goods and services is fundamental to the ongoing operations of the Bisha mine.  Where ever possible local Eritrean suppliers are used to fulfill the operating requirements and where international supply is required, controls are in place to ensure quality, price and timely delivery to meet operating needs.  Throughout the recent construction process both the EPCM contractor and Bisha management fulfilled these requirements successfully such that no construction delays were encountered.  Local Eritrean sub-contractors are used wherever possible for services such as civil works, equipment parts supply, etc.

5.

Financial management – with the assistance of experienced Nevsun personnel, Bisha management handle all financial management concerns, from gold shipments and sales to settlements of operating expenditures.  Audits are carried out by independent local and international auditors, as well as by Nevsun’s internal audit function.

6.

Insurance – a comprehensive insurance program was in place for the construction period and, similarly, policies are in place to mitigate various loss scenarios during operations.  Gold transport is protected by way of a third party security service, the details of which are confidential.

7.

Operations competence – the management of operations is carried out by a senior international team of professionals.  The mining industry is new to Eritrea and from the start the Company recognized the need for special senior employees who not only know how to run such an operation, but also understand the need to training the local work force over the coming years to enable more and more transition to a locally run operating team.  The smooth transition for construction to operations has been possible only through the experience of Nevsun’s capable team.

8.

Resources and reserves – to ensure continuity of production for several years beyond what was defined in the original feasibility study, Nevsun has already identified additional deposits within its licensed areas and has carried out drill programs to be comfortable that mine life will be extended.  Recently the Company announced a 40% increase in reserves from the Bisha Main deposit.  Additional drill programs are in place for 2011 with the objective to further increase the Bisha and immediate vicinity resources.

9.

Politics – Eritrea, as well as the Horn of Africa region, is generally very poorly understood by people outside of the area and certainly misunderstood by many countries outside of Africa.  Nevsun has been in Eritrea since 1998 and during the past number of years has developed a good reputation with the State, as having the perseverance to stick with exploration and successful development.  Through some difficult political and financial markets the State has come to respect the Company’s dedication to the development of Bisha.  Through a balanced arrangement between Nevsun and the State mining company, the State of Eritrea has a significant financial stake in the Bisha Mine, not only through a tax revenue stream, but also in the ownership of Bisha itself.  This financial stake has created significant mutual interest in the success of Bisha.  The mutual interest and ongoing working relationship mitigates disruptions that might otherwise be caused by potential political interference and instead has helped expedite the Bisha construction and success in operations.  The respect between the parties is open and forthright and should lead to secure mining operations for many years.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea, the adequacy of the Company’s financial resources, financial projections, including, but not limited to, estimates of capital and operating costs, mining activities, production, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback, results of the drill program, the conversion of mineral properties to reserves and resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”

Cliff T. Davis

President & CEO

May 11, 2011